SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   Schedule TO

               Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934


                   Metric Partners Growth Suite Investors, LP
                        A California limited partnership
                        --------------------------------
                            (Name of Subject Company)

      at $86 (plus release from certain litigation claims) Net Per Unit by by

                                Kenneth E. Nelson
                                -----------------
                             (Name of Filing Person)

                            Limited Partnership Units
                            -------------------------
                         (Title or Class of Securities)

                                Kenneth E. Nelson
                         4107 W. Gazebo Hill Blvd. N107
                                Mequon, WI 53092
                                  262-242-6653
                                  ------------
                     (Name, address and telephone number of
                    person authorized to receive notices and
                   communications on behalf of filing person)


                            Calculation of Filing Fee

================================================================================

          Transaction Valuation*                 Amount of Filing Fee
                  $2,580,000                               $208.72

================================================================================
*For purposes of calculating the filing fee only. This calculation assumes the purchase of 30,000 Units at a purchase price of $86 per Unit in the Partnership.

|_| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

--------------------------------------------------------------------------------
Amount Previously Paid:    Not Applicable   Filing Party:     Not Applicable
Form of Registration No.:  Not Applicable   Date Filed:       Not Applicable

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

|X| third-party tender offer subject to Rule 14d-1.

|_| issuer tender offer subject to Rule 13e-4.

|_| going-private transaction subject to Rule 13e-3.

|_| amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

                                  TENDER OFFER

         This Tender Offer Statement on Schedule TO (the "Schedule TO") relates to an offer by Kenneth E. Nelson (the "Purchaser") to purchase 30,000 units (the "Units") of limited partnership assignee interests in Metric Partners Growth Suite Investors, LP, a California limited partnership (the "Partnership"), at $86 for each Unit, net to the seller in cash, without interest, less the amount of any distributions declared or paid from any source by the Partnership with respect to the Units after January 1, 2003 (without regard to the record date), plus a release from certain litigation claims, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") and in the related Agreement of Sale, copies of which are attached hereto as Exhibits
(a)(l) and (a)(3) (which are herein collectively referred to as the "Offer"). The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Statement, except as otherwise set forth below.

Item 12.          Exhibits

         (a)(1)   Offer to Purchase, dated May 14, 2003
         (a)(2)   Transmittal letter, dated May 14, 2003
         (a)(3)   Agreement of Sale
         (a)(4)   Solicitation Statement, dated May 14, 2003
         (a)(5)   Summary Advertisement
         (b)      Loan Agreement, dated April 17, 2003
         (c)      Not applicable
         (d)      Not applicable
         (e)      Not applicable
         (f)      Not applicable
         (g)      Not applicable
         (h) Not applicable

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 14, 2003

/s/ Kenneth E. Nelson
----------------------
Kenneth E. Nelson

                                  EXHIBIT INDEX

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                                                                     Sequential
Exhibit No                 Description                               Page Number

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(a)(1) -     Offer to Purchase, dated May 14, 2003.                    5-36

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(a)(2) -     Transmittal letter, dated May 14, 2003.                   37-39

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(a)(3) -     Agreement of Sale 40-44

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(a)(4) -     Solicitation Statement, dated May 14, 2003.               45-64

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(a)(5)       Summary Advertisement 65

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(b) -        Loan Agreement, dated April 17, 2003.                     66-67

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(c) -        Not applicable.

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(d) -        Not applicable.

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(e) -        Not applicable.

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(f) -        Not applicable.

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(g)          Not applicable.

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(h)          Not applicable.

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